SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6706
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Badger Meter Employee Savings and Stock Ownership Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

REQUIRED INFORMATION
The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock Ownership Plan
Financial Statements and Additional Information
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Employee Benefit Plans Committee of the Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock Ownership Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2007 and reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
June 24, 2008
Milwaukee, Wisconsin

Badger Meter Employee Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2007

	Unallocated	Allocated	Total

Assets:
Money market fund	$41,501	$543,983	$585,484
Investments, at fair value	6,180,310	80,935,275	87,115,585
Interest receivable	163	7,640	7,803
Pending trades	—	53	53

Total assets	6,221,974	81,486,951	87,708,925

Liabilities:
Notes payable	(682,034)	—	(682,034)

Net assets available for benefits at fair value	5,539,940	81,486,951	87,026,891

Adjustment from fair value to contract value for fully benefit-responsive contract	—	(193,329)	(193,329)

NET ASSETS AVAILABLE FOR BENEFITS	$5,539,940	$81,293,622	$86,833,562

See accompanying notes to financial statements.	5

Badger Meter Employee Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2006

	Unallocated	Allocated	Total

Assets:
Money market fund	$101,620	$301,624	$403,244
Investments, at fair value	4,283,473	65,730,420	70,013,893
Company contributions	61,371	—	61,371
Employee receivable	—	83,949	83,949
Interest receivable	—	13,579	13,579

Total assets	4,446,464	66,129,572	70,576,036

Liabilities:
Notes payable	743,405	—	743,405
Pending trades	—	100,935	100,935

Total liabilities	743,405	100,935	844,340

Net assets available for benefits at fair value	3,703,059	66,028,637	69,731,696

Adjustment from fair value to contract value for fully benefit-responsive contract	—	94,338	94,338

NET ASSETS AVAILABLE FOR BENEFITS	$3,703,059	$66,122,975	$69,826,034

See accompanying notes to financial statements.	6

Badger Meter Employee Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

	Unallocated	Allocated	Total

Additions:
Investment income:
Net appreciation in fair value of investments	$2,319,154	$15,178,799	$17,497,953
Interest and dividends	48,925	1,158,967	1,207,892

Total investment income	2,368,079	16,337,766	18,705,845

Contributions:
Company	—	315	315
Roll over	—	305,620	305,620
Participants	—	2,987,851	2,987,851

Total contributions	—	3,293,786	3,293,786

Total additions	2,368,079	19,631,552	21,999,631

Deductions:
Benefits paid to participants	—	4,941,780	4,941,780
Interest expense	47,923	—	47,923
Loan fees	50	2,350	2,400

Total deductions	47,973	4,944,130	4,992,103

Allocation of shares	(483,225)	483,225	—

Net increase	1,836,881	15,170,647	17,007,528

Net assets available for benefits:
Balance at beginning of year	3,703,059	66,122,975	69,826,034

Balance at end of year	$5,539,940	$81,293,622	$86,833,562

See accompanying notes to financial statements.	7

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 1	Description of the Plan

General

The following description of Badger Meter Employee Savings and Stock Ownership Plan (“the Plan”) is for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan. The Plan is a defined-contribution plan adopted under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan was established as of January 1, 1991, to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan, and the Badger Meter Employee Stock Ownership Plan into a single plan.

Substantially all domestic employees of Badger Meter, Inc. (“the Company”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participant contributions may be made up to a maximum of 20% of their compensation on a pretax basis, not to exceed the amount allowed by the Code. Company contributions are made at a rate of 25% of the participant contributions, with the Company contribution percentage applying to a maximum of 7% of the participant’s compensation for the year. The total Company match contribution for the year end December 31, 2007 totaled $483,225 which is reduced by $23,241 of unallocated cash and the net appreciation of unallocated Badger Meter, Inc. stock of $459,984. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company’s Board of Directors. No such contributions were made in 2007.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 1	Description of the Plan (Continued)

Contributions (Continued)

Participant contributions are directed into various investment options (currently totaling twelve) at the participant’s discretion. Company contributions are made in cash and are used by the Plan to repay principal and interest on the note payable (see Note 4). As principal and interest payments are made on the note payable, unallocated shares of Badger Meter, Inc. common stock, which serve as collateral for the note payable, are released to Plan participants and provide the Company matching contribution at current market values. Participant contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

All participant contributions are excluded from the participant’s current wages for federal income tax purposes.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, if any, and Plan earnings. The Company’s discretionary contribution (excluding the matching contribution) is allocated equally to all participants. Plan earnings are allocated based on the participant’s account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in all amounts in their accounts.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the participant’s account shall generally be distributed in a single lump sum at the participant’s option. Final distributions will be made either in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 1	Description of the Plan (Continued)

Reclassifications

Certain 2006 amounts were reclassified, to conform to the 2007 presentation. Included are the reclassifications to separately present the allocated and unallocated balances on the accompanying financial statements.

Withdrawals

A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship, a one-time distribution after age 59 1/2, or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expense, purchase of the participant’s principal residence, or other financial need that cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan Administrator.

Loans to Participants

Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant’s account balance.

Loan maturities cannot exceed 60 months and are secured by the participants’ vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant’s Accounts above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan Administrator.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The financial statements are based on information provided to the Company and certified as complete and accurate by its Custodian, Marshall and Ilsley Trust Company N.A. Certain adjustments have been made to the financial statements provided by the Custodian in order for them to conform to the accrual basis of accounting.

Investment Valuation

In December 2005, Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts in plan financial statements. The FSP requires investments in benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments be presented on the face of the statement of net assets available for benefits. The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2006 Statement of Net Assets Available for Benefits to present all investments at fair value, resulting in a change from $69,826,034 to $69,731,699 with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net assets available for benefits, as such, investments, have historically been presented at contract value.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 2	Summary of Significant Accounting Policies (Continued)

Investment Valuation (Continued)

This contract is an unallocated insurance contract with Mass Mutual, which is credited at least semi-annually for interest earned. Interest rates for 2007 and 2006 were 4.35% and 3.3% — 4.15% respectively. Mass Mutual determines the semi-annual guaranteed interest rate each January 1 and July 1. The average yields for 2007 and 2006 were 4.35% and 3.83%, respectively.

The insurance contract is subject to certain restrictions that may affect the plan’s ability to fully realize the insurance contract’s value under certain conditions.

The investments in mutual funds are valued at the redemption price established by the fund’s trustee based upon the quoted prices of the underlying assets.

Units of common trust funds are valued at the quoted redemption price.

The investment in Badger Meter, Inc. common stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The money market fund is valued at fair value based on quoted market or redemption price on the last business day of the Plan year.

Loans receivable from participants are reported at their unpaid principal balance, which approximates fair value.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 2	Summary of Significant Accounting Policies (Continued)

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles, requires the administrators to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

Expenses

Expenses related to the administration of the Plan are paid by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its discretion. Loan fees are charged to the participant’s account requesting the loan.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 2	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 will not have a material impact on the Plan’s financial statements, but will expand the amount of disclosures in the Plan’s financial statements. SFAS 159 is effective for fiscal years beginning after November 15, 2007.

Note 3	Investments

Guaranteed Income Group Annuity Contract No. IG 4178

The Plan’s investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company (“Mass Mutual”). The Mass Mutual contract is a “fully benefit-responsive” investment contract. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company’s administrative expenses.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 3	Investments (Continued)

Badger Meter, Inc. Common Stock

The Plan’s investment in Badger Meter, Inc. stock consists of 939,187 shares and 1,061,871 shares as of December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the fair value of the Plan’s investment in Badger Meter, Inc. common stock, as determined by quoted market price, was $42,216,455 and $29,413,826, respectively.

Mutual Funds

The Plan’s Mutual Funds are stated at fair value. Quoted market prices are used to value mutual funds.

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

2007

Badger Meter, Inc. common stock	$16,161,123
Common trust funds	686,629
Mutual funds	650,201

Net appreciation in fair value of investments	$17,497,953

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	2007	2006

Badger Meter, Inc. common stock	$42,216,455	$29,413,826
M&I Growth Balanced Portfolio	$5,328,506	$4,616,705
M&I Diversified Stock Portfolio	$5,953,394	$5,840,801
Massachusetts Mutual Unallocated Insurance Contract	$15,009,651	$13,518,778
Heartland Value Plus Fund	$4,371,225	$4,366,372

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 4	Note Payable

At December 31, 2007, the outstanding balance on the loan is $682,034. The terms of the loan allow variable payments of principal with the final principal and interest payment due April 30, 2008. Interest is payable at the prime interest rate (effective rate of 7.25% at December 31, 2007) or at the LIBOR rate plus 1.50% (effective rate of 6.54% at December 31, 2007). At December 31, 2007, the Plan has exercised its option to designate the outstanding balance as a LIBOR rate loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan (see summary below). In addition, the Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released, less any shares that are distributed as benefit payments, are considered available and are allocated to the participants’ accounts just prior to each annual principal due date on the note payable.

The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The Company contributions are used to make principal and interest payments on the note payable. The Plan will release unallocated shares with a value in excess of the principal payments made due to appreciation of the Company’s stock.

As of December 31, 2006, $743,405 was due under the note payable.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 4	Note Payable (Continued)

At December 31, 2007 and 2006, the breakdown between allocated and unallocated shares was as follows:

	2007
	Shares Available
	for Benefits	Cost	Fair Value

Allocated	801,694	$5,192,051	$36,036,145
Unallocated	137,493	706,851	6,180,310

Total	939,187	$5,898,902	$42,216,455

Per share			$44.95

	2006
	Shares Available
	for Benefits	Cost	Fair Value

Allocated	907,233	$5,010,803	$25,130,353
Unallocated	154,638	794,994	4,283,473

Total	1,061,871	$5,805,797	$29,413,826

Per share			$27.70

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements.

Note 5	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2002, stating that the Plan is qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 7	Related Party Transactions/Party in Interest

During 2007, the Plan received $335,710, in common stock dividends from the Company. The Plan paid $2,400 to Marshall & Ilsley Trust Company N.A. related to participant loan fees.

Note 8	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted on by the Plan’s administrative committee on behalf of the collective best interest of plan participants and beneficiaries.

Additional Information

Badger Meter Employee Savings and Stock Ownership Plan
Schedule H Item 4i – Schedule of Assets (Held at End of Year)
EIN: 39-0143280 Plan Number: 009
December 31, 2007

Identity of Issue	Description of Investment	Cost		Current Value

Badger Meter, Inc. Common Stock *	939,187	$5,898,902		$42,216,455

Massachusetts Mutual Life Insurance
Company Insurance Contract		*	*	15,009,651
Heartland Value Plus Fund	191,134 shares	*	*	4,371,225
Marshall Government Income Fund *	200,650 shares	*	*	1,924,237
Marshall International Stock Fund *	216,631 shares	*	*	3,305,793
M&I Growth Balanced Portfolio *	173,326 shares	*	*	5,328,506
M&I Diversified Stock Portfolio *	157,382 shares	*	*	5,953,394
Fidelity Advisor Mid Cap Fund	133,339 shares	*	*	3,149,468
Managers Special Equity Fund	18,395 shares	*	*	1,182,077
Goldman Sachs Small Cap Value	17,047 shares	*	*	583,193
Davis N Y Venure Fund	59,913 shares	*	*	2,397,136
T Rowe Price Growth	17,956 shares	*	*	604,389
Participant loans	Interest rates ranging between 4.0% and 8.25% with various maturity dates	$0		1,090,061

Total assets (held at end of year)				$87,115,585

*	Party-in-interest.

**	Cost information not required for participant-directed investments.

See report of independent registered public accounting firm.	20

Badger Meter Employee Savings and Stock Ownership Plan
Schedule H Item 4j – Schedule of Reportable Transactions
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2007

					Current Value
					of Asset on
	Description of	Purchase			Transaction	Net Gain or
Identity of Issue	Asset	Price	Selling Price	Cost of Asset	Date	(Loss)

Category (iii) — Series of security transactions in excess of 5% of plan assets:

Badger Meter, Inc.	Common Stock Guaranteed	N/A	$5,543,421	$2,087,757	$5,543,421	$3,455,664
Massachusetts Mutual Life Insurance Co.	Income Contract	N/A	$6,272,427	$6,272,032	$6,272,427	$395
Massachusetts Mutual Life Insurance Co.	Income Contract	$7,475,237	N/A	$7,475,237	$7,475,237	N/A

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2007.

See report of independent registered public accounting firm.	21

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter
Employee Savings and Stock Ownership Plan

Date: June 24, 2008	By:	/s/ Richard A. Meeusen

Richard A. Meeusen
Trustee

	By:	/s/ Ronald H. Dix

Ronald H. Dix
Trustee

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm